Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 West Georgia Street	Telephone: (604) 685-WIND (9463)
Vancouver, BC V6C 3E8	Facsimile: (604) 685-9441
www.westernwindenergy.com

N E W S  R E L E A S E

December 17, 2008

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 36,703,251

WESTERN WIND ENERGY CORP. ANNOUNCES REPLACEMENT STOCK OPTIONS GRANTED

Western Wind Energy Corp. (“Western Wind” or the “Company”) is pleased to announce that it has granted 400,000 incentive stock options to an officer of the Company. The options are exercisable at a price of $1.34 per share until December 15, 2013.

These options are being granted to our Chief Engineer pursuant his previous 400,000 stock options expiring. These prior options had a five-year expiration period and were never exercised.

Western Wind is in the business of acquiring land sites, capital and technology for the production of electricity from renewable sources. Western Wind conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

Jeff Ciachurski

Chief Executive Officer/Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. Certain statements included herein are "forward-looking statements" as defined by securities regulatory authorities and legislation in Canada and the United States. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company on SEDAR and with the Securities and Exchange Commission.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.